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                                                                   EXHIBIT 99(o)


                     THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

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                               Multiple Class Plan
                             Pursuant to Rule 18f-3


INTRODUCTION

     This plan (the "Plan") is adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), and will be effective as of June 6, 2002 (the "Effective Date"). The Plan relates to shares of The Universal Institutional Funds, Inc. (the "Fund"). Each Portfolio of the Fund is referred to herein as a "Portfolio". The Portfolios are distributed pursuant to a system (the "Multiple Class System") in which each class of shares (each, a "Class" and collectively, the "Classes") of a Portfolio represents a pro rata interest in the same portfolio of investments of the Portfolio and differs only to the extent outlined below.

I.   Distribution Arrangements

     Two Classes of shares of the Portfolios are offered for purchase by separate accounts established by insurance companies to fund the benefits under certain individual variable life insurance policies and individual and group variable annuity contracts (the "Contracts"). Pursuant to Rule 12b-1 under the 1940 Act, the Portfolios have each adopted a Plan of Distribution (the "12b-1 Plan") under which shares of one of the Classes are subject to the service and/or distribution fees ("12b-1 fees") described below.

     1.   Class I Shares

     Class I Shares are offered at net asset value per share without the imposition of any sales charge. All shares of the Portfolios held prior to the Effective Date have been designated as Class I Shares.

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     2.   Class II Shares

     Class II Shares are offered at net asset value per share without a front-end sales charge. Class II Shares are subject to a fee under each Portfolio's respective 12b-1 Plan assessed at the annual rate of up to 0.35% of the average daily net assets of the Portfolio attributable to the Class II Shares.

     3.   Additional Class of Shares

     The Board of Directors of the Fund have the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 under the 1940 Act.

II.  Expense Allocations

     Expenses incurred by a Portfolio are allocated among the various Classes of shares pro rata based on the net assets of the Portfolio attributable to each Class, except that 12b-1 fees relating to a particular Class are allocated directly to that Class. In addition, other expenses associated with a particular Class (except advisory or custodial fees), may be allocated directly to that Class, provided that such expenses are reasonably identified as specifically attributable to that Class, and the direct allocation to that Class is approved by the Fund's Board of Directors.

III. Voting

     Each Class shall have exclusive voting rights on any matter that relates solely to its 12b-1 Plan. In addition, each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.